Coca-Cola Plaza
Atlanta, Georgia
September 21, 2011
Kathy N. Waller
Vice President and Controller
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention: Ms. Tia Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Health Care Services
Re: SEC Staff Comment Letter dated September 2, 2011 (File No. 001-02217)
Dear Ms. Jenkins:
This is to confirm our telephone conversation with Nasreen Mohammed on September 20, 2011, in which we respectfully requested, and we were advised that the SEC Staff would grant us, an extension of the time to respond to the SEC Staff's comments contained in the above-referenced letter to September 30, 2011.
We greatly appreciate the Staff's willingness to accommodate our extension request.
Please do not hesitate to contact me at 404-676-6396, or via email at kathywaller@coca-cola.com, if you have any questions regarding this letter.

Sincerely,

/s/ Kathy N. Waller
Kathy N. Waller
Vice President and Controller

cc: Mr. Muhtar Kent, Chairman of the Board of Directors, Chief Executive Officer and President
Mr. Gary Fayard, Executive Vice President and Chief Financial Officer
Mr. Mark Randazza, Assistant Controller